# JPMORGAN US SECTOR ROTATOR 8 INDEX PERFORMANCE DETAILS

November 2014

J.P.Morgan

# J.P. Morgan U.S. Sector Rotator 8 Index Performance Details

| J.P. Morgan U.S. Sector Rotator 8 Index (the "Index") Performance – Bloomberg JPUSSC8E Index | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2004** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **Full Year** |
| JPUSSC8E Index | 0.94% | 0.23% | -1.01% | -4.73% | -0.31% | 1.39% | -1.23% | 2.03% | -0.08% | 1.04% | 2.92% | 0.59% | **1.57%** |
| **2005** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **Full Year** |
| JPUSSC8E Index | -2.34% | 1.13% | -0.84% | 1.25% | 1.33% | 0.28% | 2.72% | -1.38% | -0.90% | -1.48% | 0.47% | -0.27% | **-0.16%** |
| **2006** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **Full Year** |
| JPUSSC8E Index | 2.03% | -0.62% | 1.22% | 0.39% | -2.02% | -0.52% | 1.55% | 1.34% | 0.65% | 2.73% | 1.90% | -0.48% | **8.37%** |
| **2007** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **Full Year** |
| JPUSSC8E Index | 2.20% | -1.96% | 0.20% | 1.85% | 2.23% | -0.95% | 0.65% | 1.08% | 0.92% | 0.75% | -0.46% | -0.73% | **5.83%** |
| **2008** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **Full Year** |
| JPUSSC8E Index | -2.39% | -0.17% | 0.06% | 0.75% | 0.82% | -1.73% | -0.99% | 0.50% | -2.69% | -2.72% | 1.36% | 2.37% | **-4.87%** |
| **2009** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **Full Year** |
| JPUSSC8E Index | -0.07% | -2.28% | 1.40% | 2.25% | 0.57% | 0.17% | 2.44% | 1.27% | 1.33% | -1.01% | 2.46% | 1.11% | **9.96%** |
| **2010** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **Full Year** |
| JPUSSC8E Index | -3.31% | 0.54% | 2.97% | 2.28% | -3.50% | 1.88% | 1.01% | -0.91% | 1.06% | 1.86% | 0.51% | 2.27% | **6.61%** |
| **2011** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **Full Year** |
| JPUSSC8E Index | 2.04% | 2.16% | -0.07% | 1.85% | 1.28% | -1.22% | 0.91% | -1.69% | -1.81% | 1.02% | -0.20% | 1.84% | **6.15%** |
| **2012** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **Full Year** |
| JPUSSC8E Index | 0.53% | 1.69% | 2.42% | 0.07% | -0.30% | 0.59% | 0.56% | -0.52% | 2.00% | -0.55% | -0.11% | 0.23% | **6.77%** |
| **2013** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **Full Year** |
| JPUSSC8E Index | 2.88% | 0.71% | 3.45% | 3.09% | -1.85% | -0.63% | 1.77% | -2.32% | 2.19% | 2.61% | 1.48% | 2.03% | **16.30%** |
| **2014** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | **YTD** |
| JPUSSC8E Index | -3.79% | 2.02% | -0.08% | 2.01% | 1.06% | 1.34% | -2.10% | 3.49% | -0.66% | 1.92% | | | **5.10%** |

J.P.Morgan

**Key Risks**

- The Strategy comprises notional assets and liabilities

- The Index may use leverage to increase the return from any Constituent because the sum of the weights of the Basket Constituents included in the synthetic portfolio underlying the Index may be greater than 100%, up to a maximum total weight of 220%. In particular, the use of leverage will magnify any negative performance of the relevant Constituents which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.

- The levels of the Index will include a daily deduction fee of 0.50% per annum.

- There are risks associated with a momentum-based investment strategy- The Index is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

- Correlation of performance among the Index constituents may reduce the performance of the Index.

- Our affiliate, JPMS plc, is the Index Sponsor and Index Calculation Agent and is responsible for calculating and maintaining the Index and developing guidelines and policies governing the Index. We and our affiliates are entitled to exercise discretion in good faith and a commercially reasonable manner in relation to the securities and the Index. JPMS plc is under no obligation to consider your interest as an investor with returns linked to the Index.

- The Index may not be successful, may not outperform any alternative strategy related to the Index constituents, or may not achieve its target volatility of 8%.

- The investment strategy involves monthly rebalancing and maximum weighting caps applied to the Index constituents.

- Changes in the value of the Index constituents may offset each other.

- The Index was established on July 1, 2013 and has a limited operating history.

DISCLAIMER

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, underlying supplement, the relevant termsheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent  or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement, underlying supplement and termsheet or pricing supplement, if you so request by calling toll-free (800) 576 3529.

*Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No. 333-177923*

J.P.Morgan